Exhibit 99.1

Zai Lab Announces Proposed Public Offering of American Depositary Shares

SHANGHAI, China, January 21, 2020 (GLOBE NEWSWIRE) – Zai Lab Limited (“Zai Lab” or the “Company”) (NASDAQ:ZLAB), a China and U.S.-based innovative commercial stage biopharmaceutical company, today announced that it has commenced an underwritten public offering of 5,500,000 American depositary shares (“ADSs”), each representing one ordinary share of the Company (the “Primary ADS Offering”). In addition, QM11 Limited, a shareholder of the Company, intends to offer 500,000 ADSs of the Company (the “Secondary ADS Offering” and together with the Primary ADS Offering, the “Offering”). Zai Lab and QM11 Limited expect to grant the underwriters a 30-day option to purchase up to 800,000 and 100,000 additional ADSs, respectively. Zai Lab will not receive any proceeds from the sale of the ADSs by QM11 Limited.

J.P. Morgan, Citigroup, Goldman Sachs & Co. LLC and SVB Leerink are acting as joint book-running managers and Guggenheim Securities is acting as lead manager for the Offering. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed.

The Offering will be made pursuant to a shelf registration statement on Form F-3ASR, which became automatically effective upon filing with the U.S. Securities and Exchange Commission (“SEC”) on March 29, 2019 and was subsequently amended and became automatically effective upon filing with the SEC on January 21, 2020. A preliminary prospectus supplement related to the proposed Offering is being filed with the SEC.

Copies of the registration statement on Form F-3ASR, the preliminary prospectus supplement and the accompanying prospectus may be obtained from: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com, (ii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146, (iii) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, by facsimile at (212) 902-9316 or by email at prospectus-ny@ny.email.gs.com or (iv) SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at 1-800-808-7525 ex. 6132 or by email at syndicate@svbleerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is a China and U.S.-based innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. The company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China’s pharmaceutical market and addressing unmet medical needs. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners’ and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.”

Forward-looking statements are based on Zai Lab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Zai Lab’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and its other filings with the U.S. Securities and Exchange Commission. Zai Lab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

ZAI LAB CONTACTS:

Zai Lab

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.

Burns McClellan, on behalf of Zai Lab

212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Pete Rahmer / Mike Zanoni

Endurance Advisors, on behalf of Zai Lab

415-515-9763 / 610-442-8570

prahmer@enduranceadvisors.com / mzanoni@enduranceadvisors.com